Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222630
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 3 DATED JANUARY 15, 2019
TO THE PROSPECTUS DATED SEPTEMBER 5, 2018
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 5, 2018, as supplemented by Supplement No. 1, dated November 15, 2018 and Supplement No. 2, dated December 14, 2018 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price for each class of our common stock as of February 1, 2019;

•	the calculation of our December 31, 2018 NAV per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	the status of this offering;

•	updated information regarding the Advisory Agreement and Operating Partnership Agreement; and

•	updated experts information.

•	FEBRUARY 1, 2019 TRANSACTION PRICE
The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of February 1, 2019 (and redemptions as of January 31, 2019) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.4377
Class S	$7.4377
Class D	$7.4377
Class I	$7.4377
Class E	$7.4377
The transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2018. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

•	DECEMBER 31, 2018 NAV PER SHARE
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of our NAV as of December 31, 2018 and November 30, 2018:

	As of
(in thousands)	December 31, 2018	November 30, 2018
Office properties	$1,107,500	$1,104,200
Retail properties	862,000	864,400
Industrial properties	128,400	108,750
Total investments	$2,097,900	$2,077,350
Cash and other assets, net of other liabilities	(42,576)	(13,108)
Debt obligations	(1,004,117)	(1,010,659)
Aggregate Fund NAV	$1,051,207	$1,053,583
Total Fund Interests outstanding	141,334	140,479
The following table sets forth the NAV per Fund Interest as of December 31, 2018 and November 30, 2018:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
As of December 31, 2018
Monthly NAV	$1,051,207	$20,695	$78,217	$20,665	$278,058	$575,607	$77,965
Fund Interests outstanding	141,334	2,783	10,516	2,778	37,385	77,390	10,482
NAV Per Fund Interest	$7.4377	$7.4377	$7.4377	$7.4377	$7.4377	$7.4377	$7.4377
As of November 30, 2018
Monthly NAV	$1,053,583	$20,662	$68,108	$20,627	$276,807	$588,462	$78,917
Fund Interests outstanding	140,479	2,755	9,081	2,750	36,908	78,463	10,522
NAV Per Fund Interest	$7.4999	$7.4999	$7.4999	$7.4999	$7.4999	$7.4999	$7.4999
Under GAAP, we record liabilities for ongoing distribution fees (i) that we currently owe the Dealer Manager under the terms of our Dealer Manager agreement and (ii) for an estimate that we may pay to the Dealer Manager in future periods for shares of our common stock. As of December 31, 2018, we estimated approximately $7.9 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.
The valuation for our real properties as of December 31, 2018 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Industrial	Weighted-Average Basis
Exit capitalization rate	6.38%	6.43%	6.10%	6.38%
Discount rate / internal rate of return (“IRR”)	7.11%	6.96%	7.21%	7.06%
Annual market rent growth rate	3.02%	2.91%	3.00%	2.97%
Average holding period (years)	9.1	9.1	8.8	9.1
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.77%	2.43%	2.87%	2.63%
	0.25% increase	(2.56)%	(2.24)%	(2.63)%	(2.43)%
Discount rate (weighted-average)	0.25% decrease	2.08%	1.95%	1.91%	2.02%
	0.25% increase	(2.03)%	(1.90)%	(1.87)%	(1.97)%

The valuation of our debt obligations as of December 31, 2018 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the December 31, 2018 valuation was 4.12%.
A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would increase the fair value of our debt obligations by approximately 0.16%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.23%.
Our hedge instruments are valued based on market expectations of future interest rates (the “forward interest rate curve”). An upward shift in the forward interest rate curve would increase the value of our current hedge positions, resulting in a positive impact to our NAV, and a downward shift in the forward interest rate curve would decrease the value of our current hedge positions, resulting in a negative impact to our NAV.

•	STATUS OF THIS OFFERING
As of January 1, 2019, we had raised gross proceeds of approximately $61.0 million from the sale of approximately 8.0 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $3.2 million. As of January 1, 2019, approximately $2.94 billion in shares remained available for sale pursuant to this offering, including approximately $496.8 million in shares available for sale through our distribution reinvestment plan.

•	REVISIONS TO PAYMENT STRUCTURE OF PERFORMANCE COMPONENT OF ADVISORY FEE
The following disclosure updates the similar disclosure in the sections of the Prospectus entitled “The Advisor and the Advisory Agreement” and “The Operating Partnership Agreement,” and all similar disclosure in the Prospectus.
On January 1, 2019, we, our Operating Partnership, and our Advisor entered into an amended and restated advisory agreement (the “Amended Advisory Agreement”), and we entered into an amended and restated limited partnership agreement of our Operating Partnership (the “Amended Operating Partnership Agreement”). Our Operating Partnership also issued to our Sponsor, for $1,000 in consideration, 100 partnership units in the Operating Partnership constituting a separate series of partnership interests with special distribution rights, or the “Special Units.”
These agreements were amended, and the Special Units were issued, so that, at the election of the Sponsor, the performance component of the advisory fee previously payable to the Advisor may be paid instead to the Sponsor as a performance participation allocation with respect to the Special Units. Under the Amended Advisory Agreement and Amended Operating Partnership Agreement, if the Sponsor does not elect on or before the first day of a calendar year to have the performance component of the advisory fee paid as a fee to the Advisor, then it will be paid as a distribution on the performance participation interest to the Sponsor, as the holder of the Special Units. In such case, the performance component of the advisory fee will be payable in cash or Class I OP Units, at the election of the Sponsor. If the Sponsor elects to receive such distributions in Class I OP Units, the number of Class I OP Units to be issued to the Sponsor will be determined by dividing an amount equal to the value of the performance component of the advisory fee by the NAV per Class I OP Unit as of the date of the distribution. The Sponsor may request the Operating Partnership to repurchase such OP Units from the Sponsor at a later date. Any such repurchase requests will not be subject to any holding period, early redemption deduction, volume limitations or other restrictions that apply to other holders of OP Units under the Amended Operating Partnership Agreement or to our stockholders under our share redemption program. In the event the performance component of the advisory fee is paid in cash to the Sponsor as an allocation and distribution in its capacity as holder of the Special Units, such amount will not be deductible by the Operating Partnership although it will reduce the cash available for distribution to holders of common OP Units and we believe that taxable income allocated to the Sponsor as holder of the Special Units should reduce the amount of taxable income allocable to the holders of common OP Units for the taxable period of the allocation. In addition, in the event the Operating Partnership commences a liquidation of its assets during any calendar year, the Sponsor will be distributed the performance participation allocation as its liquidation distribution, or the Advisor will receive payment of the performance component of the advisory fee, as applicable, prior to the distribution of the remaining liquidation proceeds to the holders of OP Units.
The Special Units do not receive Operating Partnership distributions or allocations except as described above. Holders of Special Units do not share in distributions paid to holders of common OP Units and are not allocated income or losses of the Operating Partnership except to the extent of taxable income allocated to them in their capacity as holders of the Special Units.

•	EXPERTS
The statements included in this Supplement under “December 31, 2018 NAV Per Share,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.